UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 6, 2009

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                            Form 40-F     ✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                             No     ✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes                             No     ✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No     ✓

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-141478 AND 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated May 6, 2009.

•	Interim Report to Shareholders for the three months ended March 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)
Date:	May 6, 2009	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

ENBRIDGE REPORTS STRONG START;

EXPECTS 20% GROWTH IN 2009

HIGHLIGHTS

•	First quarter earnings increased 122% to $558 million
•	First quarter adjusted earnings increased 13% to $269 million
•	Investment in Oleoducto Central S.A. sold for $512 million; net gain of $329 million
•	Southern Access Expansion Phase II, Spearhead Pipeline Expansion, Line 4 Extension and the first stage of the Hardisty Terminal project substantially completed during the quarter
•	Phase I of the Enbridge-led Alberta Saline Aquifer Project completed

CALGARY, ALBERTA, MAY 6, 2009 – “We’re pleased to start 2009 with strong performance across all of our business segments with results that position us well to achieve our guidance for adjusted earnings of 20% growth or $2.18 to $2.32 per share,” said Patrick D. Daniel, President and Chief Executive Officer. “We remain on track for 10% plus average annual earnings per share growth through 2012 on the strength of bringing into service our current slate of Liquids Pipelines growth projects.”

Mr. Daniel noted that the sale of Oleoducto Central S.A. (OCENSA) in the first quarter 2009 further strengthens Enbridge’s ability to finance its capital program and provides flexibility for the Company to take advantage of new opportunities.

“With bank facilities of $6.7 billion, we have approximately $3.5 billion of availability liquidity. As well, the $512 million of cash proceeds from the sale of OCENSA reduces the need for equity to fund the currently secured capital program through 2012.

Over the first quarter, Enbridge achieved key milestones on its Liquids Pipelines projects. The Southern Access Expansion Phase II, Spearhead Pipeline Expansion, Line 4 Extension and the first stage of the Hardisty Terminal project were all substantially completed during the quarter.

“With the completion of these key projects, Enbridge continues to expand markets for Canadian crude oil, helping to meet the needs of Eastern Canadian and U.S.-based refineries, and contributing to the development of safe and reliable North American energy supply,” said Mr. Daniel. “By virtue of our existing regional and mainline systems, and the projects we have currently under development, Enbridge is uniquely positioned to respond to the anticipated crude oil supply, demand and pricing environment, and to offer shippers a range of creative and flexible options to meet their transportation needs.”

Enbridge also reached a key milestone in the Alberta Saline Aquifer Project (ASAP) initiative to sequester carbon dioxide in deep saline aquifers in order to reduce greenhouse gas emissions on a large scale and address the challenges posed by climate change.

“In early April, the 38 ASAP partners announced the completion of Phase I of the project and the launch of Phase II, which entails constructing a pilot project and actually injecting CO2 into a saline aquifer beginning in 2010. Phase III would involve expanding the pilot project to a large-scale, long-term commercial operation,” said Mr. Daniel. “Our involvement in the ASAP project, and many other clean energy developments, reflects the pride Enbridge takes in fulfilling our responsibility to deliver energy safely and reliably while protecting the environment.”

“Our first quarter results and accomplishments further demonstrate that Enbridge’s value proposition of safety, income and growth can deliver for investors even during tough economic times,” concluded Mr. Daniel.

ENBRIDGE INC. FIRST QUARTER REPORT 2009

FIRST QUARTER 2009 PROJECT HIGHLIGHTS

For more information on Enbridge’s growth projects, please see the Recent Developments section of the Management’s Discussion and Analysis.

•

On April 1, 2009, construction of the second stage of the Southern Access Mainline Expansion project, which consists of a new pipeline from Delavan, Wisconsin to Flanagan, Illinois, was completed by EEP on schedule and the associated toll surcharge took effect. The Southern Access Mainline Expansion adds a total of 400,000 barrels per day (bpd) incremental capacity to the mainline system, with very low cost future expansion potential.

•	The $0.3 billion Line 4 Extension Project, extending Line 4 from Edmonton to Hardisty, Alberta, was substantially complete and ready to receive linefill at the end of March 2009.
•

Also in March 2009, the US$0.1 billion Spearhead Pipeline Expansion, which includes additional pumping stations to increase capacity from Flanagan, Illinois to Cushing, Oklahoma by 68,300 bpd to 193,300 bpd, was completed.

•

Two components of the Southern Lights Pipeline became operational in the first quarter, with the project on track for completion in late 2010. Construction of the second U.S. segment of the new diluent pipeline between Delavan, Wisconsin and Streator, Illinois was completed during the first quarter of 2009. In Canada, the new 20-inch diameter light sour crude oil pipeline (LSr Pipeline) from Cromer, Manitoba to Clearbrook, Wisconsin was also completed. The LSr Pipeline was constructed to replace light capacity on the Enbridge mainline system that will be lost when Line 13 is reversed, at which time the LSr Pipeline provides a net 45,000 bpd of incremental capacity.

•	During the first quarter of 2009, the 190-megawatt Enbridge Ontario Wind Project, attained full commercial operation with the final 50 turbines phased into service.

On May 5, 2009, the Enbridge Board of Directors declared quarterly dividends of $0.37 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on June 1, 2009 to shareholders of record on May 15, 2009.

FIRST QUARTER REPORT 2009

CONSOLIDATED EARNINGS

	Three months ended March 31,
(millions of Canadian dollars, except per share amounts)	2009	2008
Liquids Pipelines	91.0	76.1
Gas Pipelines	16.2	18.2
Sponsored Investments	31.4	31.1
Gas Distribution and Services	134.0	153.8
International	334.6	16.3
Corporate	(49.1)	(44.2)
Earnings Applicable to Common Shareholders	558.1	251.3
Earnings per Common Share	1.54	0.70
Diluted Earnings per Common Share	1.53	0.70

Earnings applicable to common shareholders were $558.1 million for the three months ended March 31, 2009, or $1.54 per share, compared with $251.3 million, or $0.70 per share for the three months ended March 31, 2008. The $306.8 million increase reflected a $329.0 million after-tax gain on the sale of the Company’s investment in OCENSA and allowance for equity funds used during construction (AEDC) in Liquids Pipelines, partially offset by unrealized fair value losses on derivative financial instruments used to risk manage commodity and foreign exchange variability, and decreased earnings from International as the Company sold its interest in Compañía Logística de Hidrocarburos CLH, S.A. (CLH) in the second quarter of 2008.

NON-GAAP MEASURES

This news release contains references to adjusted earnings, which represent earnings applicable to common shareholders adjusted for non-recurring or non-operating factors on both a consolidated and segmented basis. These factors are reconciled and discussed in the Financial Results sections for the affected business segments. Management believes that the presentation of adjusted earnings provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings to set targets, assess performance of the Company and set the Company’s dividend payout target. Adjusted earnings and adjusted earnings for each of the segments are not measures that have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliations section for a reconciliation of the GAAP and non-GAAP measures.

ENBRIDGE INC. FIRST QUARTER REPORT 2009	3

ADJUSTED EARNINGS

	Three months ended March 31,
(millions of Canadian dollars, except per share amounts)	2009	2008
Liquids Pipelines	97.0	76.1
Gas Pipelines	16.2	15.4
Sponsored Investments	31.9	24.0
Gas Distribution and Services	130.2	121.2
International	5.6	19.1
Corporate	(11.5)	(16.9)
Adjusted Earnings	269.4	238.9
Adjusted Earnings per Common Share	0.74	0.67

Adjusted earnings were $269.4 million, or $0.74 per share, for the three months ended March 31, 2009, compared with $238.9 million, or $0.67 per share, for the three months ended March 31, 2008.

The following factors increased adjusted earnings in the three month period:

•	AEDC on Southern Lights Pipeline and, within Enbridge System, on Alberta Clipper and Line 4 projects.
•	An increased contribution from Enbridge Energy Partners (EEP) resulting from the Company’s increased ownership interest.
•	Increased adjusted earnings from Energy Services due to higher volumes and the impact of realizing favourable and, in some cases, previously “locked in” storage and transportation margins.

These increases were partially offset by decreased earnings from International as a result of the sale of CLH in the second quarter of 2008.

LIQUIDS PIPELINES

	Three months ended March 31,
(millions of Canadian dollars)	2009	2008
Enbridge System	58.5	51.7
Athabasca System	16.7	13.4
Spearhead Pipeline	3.3	3.2
Olympic Pipeline	2.3	2.4
Southern Lights Pipeline	15.3	4.7
Feeder Pipelines and Other	0.9	0.7
Adjusted Earnings	97.0	76.1
Athabasca System – leak remediation costs	(6.0)	–
Earnings	91.0	76.1

4	FIRST QUARTER NEWS RELEASE

While under construction, certain regulated pipelines are entitled to recognize AEDC in earnings. These amounts will contribute to earnings throughout the Company’s significant growth period and will be collected in tolls once the pipelines are in service. The earnings impact of AEDC for the three months ended March 31, 2009 was $15.1 million (2008 – $2.2 million) for Enbridge System and $15.3 million (2008 – $4.7 million) for Southern Lights Pipeline.

•

Enbridge System earnings included AEDC on Alberta Clipper and Line 4 project as well as lower taxes in the Terrace component, partially offset by higher labour costs and higher pipeline integrity costs.

•	Adjusted earnings from Athabasca System in 2009 reflected contributions from the new Waupisoo Pipeline and the positive impact of terminal infrastructure additions.
•	Higher Southern Lights Pipeline earnings reflected AEDC recognized on a growing capital base while the project is under construction as well as a stronger U.S. dollar.

Liquids Pipelines earnings were impacted by the following non-recurring or non-operating adjusting item:

•	In the first quarter of 2009, a $6.0 million after-tax accrual was recorded related to clean up and remediation costs related to a valve leak within the Enbridge Cheecham Terminal in January 2009.

GAS PIPELINES

	Three months ended March 31,
(millions of Canadian dollars)	2009	2008
Alliance Pipeline US	6.5	6.0
Vector Pipeline	5.7	4.0
Enbridge Offshore Pipelines (Offshore)	4.0	5.4
Adjusted Earnings	16.2	15.4
Alliance Pipeline US – shipper claim settlement	–	2.8
Earnings	16.2	18.2

•	Alliance Pipeline US adjusted earnings increased as a result of the stronger U.S. dollar, partially offset by the effect of the depreciating rate base.
•	Vector Pipeline earnings increased as a result of an increase in market demand and the stronger U.S. dollar.
•	Offshore adjusted earnings decreased as a result of lost revenue in the beginning of the quarter related to Hurricanes Gustav and Ike.

Gas Pipelines earnings were impacted by the following non-recurring or non-operating adjusting item:

•	In the first quarter of 2008, Alliance Pipeline US received $2.8 million in proceeds from the settlement of a claim against a former shipper which repudiated its capacity commitment.

ENBRIDGE INC. FIRST QUARTER REPORT 2009	5

SPONSORED INVESTMENTS

	Three months ended March 31,
(millions of Canadian dollars)	2009	2008
Enbridge Energy Partners	20.8	13.7
Enbridge Income Fund (EIF)	11.1	10.3
Adjusted Earnings	31.9	24.0
EEP – Lakehead System billing correction	3.1	–
EEP – dilution gain on Class A unit issuance	–	4.5
EEP – unrealized derivative fair value gains/(losses)	(3.6)	1.3
EIF – Alliance Canada shipper claim settlement	–	1.3
Earnings	31.4	31.1

•	EEP adjusted earnings increased due to the Company’s higher ownership interest, higher incentive income and the stronger U.S. dollar.
•

Enbridge Income Fund adjusted earnings reflected a year over year increase in the monthly distributions received from the preferred unit investment in EIF, primarily due to increased cash flow from expansion of the Saskatchewan System.

Sponsored Investments earnings were impacted by the following non-recurring or non-operating adjusting items:

•	2009 earnings from EEP included a Lakehead System billing correction of $3.1 million (net to Enbridge) related to services provided in prior periods.
•	Earnings from EEP included a change in the unrealized fair value on derivative financial instruments in each period.
•

EEP earnings for the three months ended March 31, 2008 include dilution gains because Enbridge did not fully participate in EEP Class A unit offerings. Enbridge’s ownership interest in EEP decreased from 15.1% to 14.6% as a result of the offering in the first quarter of 2008. In late 2008, Enbridge purchased 16.3 million Class A common units of EEP, resulting in an ownership increase to 27.0%.

•

Earnings from EIF for the three months ended March 31, 2008 included proceeds of $1.3 million from the settlement of a claim against a former shipper on Alliance Canada which repudiated its capacity commitment.

6	FIRST QUARTER NEWS RELEASE

GAS DISTRIBUTION AND SERVICES

	Three months ended March 31,
(millions of Canadian dollars)	2009	2008
Enbridge Gas Distribution (EGD)	77.3	84.7
Noverco	14.5	15.8
Enbridge Gas New Brunswick	4.2	3.2
Other Gas Distribution	6.6	5.7
Energy Services	23.2	9.4
Aux Sable	5.6	3.4
Other	(1.2)	(1.0)
Adjusted Earnings	130.2	121.2
EGD – colder than normal weather	14.5	13.7
EGD – interest income on GST refund	6.7	–
Energy Services – unrealized fair value losses, net	(7.9)	–
Aux Sable – unrealized derivative fair value gains/(losses)	(6.8)	18.9
Other – one-time charge on adoption of new accounting standard	(2.7)	–
Earnings	134.0	153.8

•

The decrease in EGD’s adjusted earnings was primarily due to timing differences related to monthly fixed charges on customers’ bills, partially offset by customer growth and increased distribution rates. As initially reflected in the results for the first quarter of 2008, and in line with scheduled progressive changes in the five year Incentive Regulation terms, EGD’s fixed charge billing per customer increased with a corresponding decrease in the per unit volumetric charge. These changes modify EGD’s quarterly earnings profile relative to the prior year, but do not affect full year earnings as revenues are shifted from the colder winter quarters to the warmer summer quarters.

•

Energy Services adjusted earnings for the three months ended March 31, 2009 increased due to higher volumes and the impact of realizing favourable and, in some cases, previously “locked in” storage and transportation margins from forward commodity prices.

•	Aux Sable adjusted earnings increased due to favourable risk management of fractionation margins.

Gas Distribution and Services earnings were impacted by the following non-recurring or non-operating adjusting items:

•	Earnings from EGD included interest income of $6.7 million related to the recovery of excess GST remitted to Canada Revenue Agency (CRA).
•

Energy Services earnings for the first quarter of 2009 reflected unrealized fair value losses resulting from the revaluation of inventory and the revaluation of largely offsetting financial derivatives used to “lock-in” the profitability of forward transportation and storage transactions. During the quarter, the Company adopted fair market value accounting for inventory held at its commodity marketing businesses.

•

Aux Sable earnings reflected unrealized fair value changes on derivative financial instruments used to risk manage fractionation margin upside on natural gas processing volumes. Similar to Energy Services, these non-cash losses arose due to the revaluation of financial derivatives used to “lock in” the profitability of forward contracted prices.

•	Other reflected the write-off of $2.7 million in deferred development costs as a result of adopting a change in accounting standards.

ENBRIDGE INC. FIRST QUARTER REPORT 2009	7

INTERNATIONAL

	Three months ended March 31,
(millions of Canadian dollars)	2009	2008
OCENSA	6.6	7.7
CLH	–	12.0
Other	(1.0)	(0.6)
Adjusted Earnings	5.6	19.1
OCENSA – gain on sale of investment	329.0	–
CLH – unrealized derivative fair value gains/(losses)	–	(2.8)
Earnings	334.6	16.3

•	The decrease in International adjusted earnings is a result of the sale of Compañía Logística de Hidrocarburos CLH, S.A. (CLH) in June 2008.

International earnings were impacted by the following non-recurring or non-operating adjusting item:

•

On March 17, 2009, the Company sold its investment in OCENSA, a crude oil export pipeline in Colombia, for proceeds of $511.8 million (US$402.4 million) resulting in a gain of $329.0 million (pre-tax gain of $336.1 million).

•	The Company also sold its interest in CLH in the second quarter of 2008.
•	Earnings for 2008 from CLH included a loss in the unrealized fair value on derivative financial instruments.

CORPORATE

	Three months ended March 31,
(millions of Canadian dollars)	2009	2008
Adjusted Corporate Costs	(11.5)	(16.9)
Unrealized derivative fair value losses	(43.5)	–
Impact of legislated tax changes	5.9	–
Gain on sale of corporate aircraft	–	4.9
U.S. pipeline tax decision	–	(32.2)
Costs	(49.1)	(44.2)

•

Corporate costs before adjusting items were $11.5 million for the three months ended March 31, 2009, compared with $16.9 million for the three months ended March 31, 2008. This decrease in corporate costs results from a variety of smaller benefits including a higher corporate income tax recovery and foreign exchange gains as the result of a stronger U.S. dollar.

Corporate costs were impacted by the following non-recurring or non-operating adjusting items:

•

Unrealized fair value losses on the revaluation of derivative financial instruments, resulting from forward risk management positions to minimize the volatility of future U.S. dollar earnings across the Company. The Company entered into these derivative contracts in late 2008 and early 2009.

•	A $5.9 million benefit related to legislated SIFT tax changes.
•	A $4.9 million gain on the sale of a corporate aircraft in 2008.
•	An unfavourable court decision related to the tax basis of previously owned U.S. pipeline assets which resulted in the 2008 recognition of a $32.2 million income tax expense.

8	FIRST QUARTER NEWS RELEASE

NON-GAAP RECONCILIATIONS

	Three months ended March 31,
(millions of Canadian dollars)	2009	2008
GAAP earnings as reported	558.1	251.3
Significant after-tax non-operating factors and variances:
Liquids Pipelines
Athabasca System – leak remediation costs	6.0	–
Gas Pipelines
Alliance Pipeline US – shipper claim settlement	–	(2.8)
Sponsored Investments
EEP – dilution gain on Class A unit issuance	–	(4.5)
EEP – unrealized derivative fair value (gains)/losses	3.6	(1.3)
EEP – Lakehead System billing correction	(3.1)	–
EIF – Alliance Canada shipper claim settlement	–	(1.3)
Gas Distribution and Services
EGD – colder than normal weather	(14.5)	(13.7)
EGD – interest income on GST refund	(6.7)	–
Energy Services – unrealized fair value losses, net	7.9	–
Aux Sable – unrealized derivative fair value (gains)/losses	6.8	(18.9)
Other – one-time charge on adoption of new accounting standard	2.7	–
International
OCENSA – gain on sale of investment	(329.0)	–
CLH – unrealized derivative fair value losses	–	2.8
Corporate
Unrealized derivative fair value losses	43.5	–
Impact of legislated tax changes	(5.9)	–
Gain on sale of corporate aircraft	–	(4.9)
U.S. pipeline tax decision	–	32.2
Adjusted Earnings	269.4	238.9

ENBRIDGE INC. FIRST QUARTER REPORT 2009	9

CONFERENCE CALL

Enbridge will hold a conference call on Wednesday, May 6, 2009 at 9:00 a.m. Eastern time (7:00 a.m. Mountain time) to discuss the first quarter 2009 results. Analysts, members of the media and other interested parties can access the call at 617-614-6205 or toll-free at 1-800-798-2801 using the access code of 82165737. The call will be audio webcast live at www.enbridge.com/investor. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The audio replay will be available at toll-free 1-888-286-8010 or 617-801-6888 for 7 days following the call. The access code for the replay is 37457619.

The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

The unaudited interim consolidated financial statements and Management’s Discussion and Analysis, which contain additional notes and disclosures, are available on the Enbridge website.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide Enbridge Inc. shareholders and potential investors with information about the Company and its subsidiaries, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe” and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; anticipated in-service dates and weather.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent

10	FIRST QUARTER NEWS RELEASE

required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

Enbridge Contacts:

Media	Investment Community
Jennifer Varey (403) 508-6563 or Toll Free: 1-888-992-0887 E-mail: jennifer.varey@enbridge.com	Vern Yu (403) 231-3946 E-mail: vern.yu@enbridge.com

ENBRIDGE INC. FIRST QUARTER REPORT 2009	11

ENBRIDGE INC.

HIGHLIGHTS

	Three months ended March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2009	2008
Earnings Applicable to Common Shareholders
Liquids Pipelines	91.0	76.1
Gas Pipelines	16.2	18.2
Sponsored Investments	31.4	31.1
Gas Distribution and Services	134.0	153.8
International	334.6	16.3
Corporate	(49.1)	(44.2)
	558.1	251.3
Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	474.3	472.0
Cash provided by operating activities	882.2	755.9
Additions to property, plant and equipment	810.6	596.0
Total Common Share Dividends	138.1	121.8
Per Common Share Information
Earnings per Common Share	1.54	0.70
Diluted Earnings per Common Share	1.53	0.70
Dividends per Common Share	0.37	0.33
Shares Outstanding
Weighted Average Common Shares Outstanding (millions)	362.3	357.9
Diluted Weighted Average Common Shares Outstanding (millions)	364.6	361.0
Operating Data
Liquids Pipelines – Average Deliveries (thousands of barrels per day)
Enbridge System[1]	2,027	2,082
Athabasca System[2]	252	198
Spearhead Pipeline	106	105
Olympic Pipeline	257	293
Gas Pipelines – Average Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,690	1,685
Vector Pipeline	1,587	1,428
Enbridge Offshore Pipelines	1,902	1,778
Gas Distribution and Services[3]
Volumes (billion cubic feet per period)	185	192
Number of active customers (thousands)	1,956	1,918
Degree day deficiency[4]
Actual	1,925	1,888
Forecast based on normal weather	1,745	1,756

12	FIRST QUARTER NEWS RELEASE

1.	Enbridge System includes Canadian mainline deliveries in Western Canada and to the Lakehead System at the U.S. border as well as Line 8 and Line 9 in Eastern Canada.
2.	Volumes are for the Athabasca mainline and the Waupisoo Pipeline and do not include laterals on the Athabasca System.
3.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.
4.	Degree day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC. FIRST QUARTER REPORT 2009	13

ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2009	2008
Revenues
Commodity sales	3,050.2	3,244.7
Transportation and other services	732.4	723.1
	3,782.6	3,967.8
Expenses
Commodity costs	2,835.1	3,065.5
Operating and administrative	368.6	290.7
Depreciation and amortization	180.6	154.2
	3,384.3	3,510.4
	398.3	457.4
Income from Equity Investments	54.2	60.3
Other Investment Income	5.1	54.2
Interest Expense	(147.3)	(134.3)
Gain on Sale of Investment in OCENSA	336.1	–
	646.4	437.6
Non-Controlling Interests	(9.4)	(17.3)
	637.0	420.3
Income Taxes	(77.2)	(167.3)
Earnings	559.8	253.0
Preferred Share Dividends	(1.7)	(1.7)
Earnings Applicable to Common Shareholders	558.1	251.3
Earnings per Common Share	1.54	0.70
Diluted Earnings per Common Share	1.53	0.70

14	FIRST QUARTER NEWS RELEASE

ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31,
(unaudited; millions of Canadian dollars)	2009	2008
Earnings	559.8	253.0
Other Comprehensive Income/(Loss)
Change in unrealized losses on cash flow hedges, net of tax	(135.7)	(4.0)
Reclassification to earnings of realized cash flow hedges, net of tax	97.2	4.4
Reclassification to earnings of cash flow hedges, net of tax	(19.9)	–
Other comprehensive gain/(loss) from equity investees	4.5	(7.4)
Non-controlling interest in other comprehensive income	(2.9)	5.3
Change in foreign currency translation adjustment	88.0	173.2
Change in unrealized losses on net investment hedges, net of tax	(42.1)	(92.3)
Other Comprehensive Income/(Loss)	(10.9)	79.2
Comprehensive Income	548.9	332.2

ENBRIDGE INC. FIRST QUARTER REPORT 2009	15

ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Three months ended March 31,
(unaudited; millions of Canadian dollars)	2009	2008
Preferred Shares	125.0	125.0
Common Shares
Balance at beginning of period	3,194.0	3,026.5
Common shares issued	4.0	–
Dividend reinvestment and share purchase plan	34.2	38.7
Shares issued on exercise of stock options	6.2	11.9
Balance at End of Period	3,238.4	3,077.1
Contributed Surplus
Balance at beginning of period	37.9	25.7
Stock-based compensation	11.5	8.5
Options exercised	(0.2)	(0.9)
Balance at End of Period	49.2	33.3
Retained Earnings
Balance at beginning of period	3,383.4	2,537.3
Earnings applicable to common shareholders	558.1	251.3
Common share dividends	(138.1)	(121.8)
Dividends paid to reciprocal shareholder	4.2	3.7
Balance at End of Period	3,807.6	2,670.5
Accumulated Other Comprehensive Income/(Loss)
Balance at beginning of period	32.8	(285.0)
Other comprehensive income	(10.9)	79.2
Balance at End of Period	21.9	(205.8)
Reciprocal Shareholding	(154.3)	(154.3)
Total Shareholders’ Equity	7,087.8	5,545.8
Dividends Paid per Common Share	0.37	0.33

16	FIRST QUARTER NEWS RELEASE

ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
(unaudited; millions of Canadian dollars)	2009	2008
Operating Activities
Earnings	559.8	253.0
Depreciation and amortization	180.6	154.2
Unrealized (gains)/losses on derivative instruments	113.8	(20.7)
Equity earnings in excess of cash distributions	(7.8)	(42.4)
Gain on reduction of ownership interest	–	(12.3)
Gain on sale of investment in OCENSA	(336.1)	–
Future income taxes	(24.3)	118.1
Allowance for equity funds used during construction	(31.9)	(8.7)
Non-controlling interests	9.4	17.3
Other	10.8	13.5
Changes in operating assets and liabilities	407.9	283.9
	882.2	755.9
Investing Activities
Long-term investments	(0.9)	(5.2)
Sale of investment in OCENSA	511.8	–
Settlement of OCENSA currency hedges	5.8	–
Additions to property, plant and equipment	(810.6)	(596.0)
Additions to intangible assets	(26.7)	(16.0)
Change in construction payable	(42.7)	5.3
	(363.3)	(611.9)
Financing Activities
Net change in short-term borrowings and short-term debt	(562.4)	(433.1)
Net change in commercial paper and credit facility draws	(95.7)	538.9
Net change in non-recourse short-term debt	(17.5)	1.2
Debenture and term note repayments	(100.0)	(100.0)
Net change in Southern Lights project financing	157.0	–
Non-recourse long-term debt issues	–	1.2
Non-recourse long-term debt repayments	(0.7)	(0.7)
Distributions to non-controlling interests	(5.2)	(3.9)
Common share issues	4.6	10.2
Preferred share dividends	(1.7)	(1.7)
Common share dividends	(103.9)	(83.5)
	(725.5)	(71.4)
Increase/(Decrease) in Cash and Cash Equivalents	(206.6)	72.6
Cash and Cash Equivalents at Beginning of Period	541.7	166.7
Cash and Cash Equivalents at End of Period[1]	335.1	239.3

1.	Cash and cash equivalents consists of $200.3 million (2008—$165.5 million) of cash and $134.8 million (2008 – $73.8 million) of short-term investments.

ENBRIDGE INC. FIRST QUARTER REPORT 2009	17

ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited; millions of Canadian dollars)	March 31, 2009	December 31, 2008
Assets
Current Assets
Cash and cash equivalents	335.1	541.7
Accounts receivable and other	2,534.6	2,322.5
Inventory	480.8	844.7
	3,350.5	3,708.9
Property, Plant and Equipment, net	17,588.6	16,156.9
Long-Term Investments	2,345.5	2,491.8
Deferred Amounts and Other Assets	2,321.0	1,318.4
Intangible Assets	483.6	458.0
Goodwill	391.4	389.2
Future Income Taxes	169.4	178.2
	26,650.0	24,701.4
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	312.2	874.6
Accounts payable and other	2,594.6	2,411.5
Interest payable	125.2	101.9
Current maturities of long-term debt	898.2	533.8
Current maturities of non-recourse debt	186.3	184.7
	4,116.5	4,106.5
Long-Term Debt	9,866.0	10,154.9
Non-Recourse Long-Term Debt	1,470.6	1,474.0
Other Long-Term Liabilities	1,199.4	259.0
Future Income Taxes	2,092.9	1,290.8
Non-Controlling Interests	816.8	797.4
	19,562.2	18,082.6
Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	3,238.4	3,194.0
Contributed surplus	49.2	37.9
Retained earnings	3,807.6	3,383.4
Accumulated other comprehensive income	21.9	32.8
Reciprocal shareholding	(154.3)	(154.3)
	7,087.8	6,618.8
	26,650.0	24,701.4

18	FIRST QUARTER NEWS RELEASE

ENBRIDGE INC.

SEGMENTED INFORMATION

Three months ended March 31, 2009	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	311.7	100.9	74.7	3,280.9	1.4	13.0	3,782.6
Commodity costs	–	–	–	(2,834.4)	–	(0.7)	(2,835.1)
Operating and administrative	(149.9)	(30.4)	(24.5)	(148.9)	(2.8)	(12.1)	(368.6)
Depreciation and amortization	(51.5)	(27.7)	(20.8)	(73.9)	(0.2)	(6.5)	(180.6)
	110.3	42.8	29.4	223.7	(1.6)	(6.3)	398.3
Income from equity investments	–	–	42.0	12.2	–	–	54.2
Other investment income and gain on sale of Ocensa	30.7	1.9	1.7	8.9	343.6	(45.6)	341.2
Interest and preferred share dividends	(33.2)	(18.8)	(14.2)	(47.6)	–	(35.2)	(149.0)
Non-controlling interests	(0.3)	–	(6.7)	(1.7)	–	(0.7)	(9.4)
Income taxes	(16.5)	(9.7)	(20.8)	(61.5)	(7.4)	38.7	(77.2)
Earnings applicable to common shareholders	91.0	16.2	31.4	134.0	334.6	(49.1)	558.1

Three months ended March 31, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	274.4	82.6	69.2	3,536.5	2.7	2.4	3,967.8
Commodity costs	–	–	–	(3,065.5)	–	–	(3,065.5)
Operating and administrative	(109.1)	(21.8)	(19.8)	(131.8)	(3.5)	(4.7)	(290.7)
Depreciation and amortization	(40.3)	(21.0)	(19.1)	(71.9)	(0.2)	(1.7)	(154.2)
	125.0	39.8	30.3	267.3	(1.0)	(4.0)	457.4
Income from equity investments	(0.3)	–	35.1	13.6	11.9	–	60.3
Other investment income	8.0	4.8	19.8	3.3	5.4	12.9	54.2
Interest and preferred share dividends	(24.6)	(15.4)	(15.8)	(51.1)	–	(29.1)	(136.0)
Non-controlling interests	(0.3)	–	(15.0)	(1.6)	–	(0.4)	(17.3)
Income taxes	(31.7)	(11.0)	(23.3)	(77.7)	–	(23.6)	(167.3)
Earnings applicable to common shareholders	76.1	18.2	31.1	153.8	16.3	(44.2)	251.3

ENBRIDGE INC. FIRST QUARTER REPORT 2009	19

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2009

This Management’s Discussion and Analysis (MD&A) should be read in conjunction with the unaudited consolidated financial statements of Enbridge Inc. (Enbridge or the Company) as at and for the three months ended March 31, 2009. It should also be read in conjunction with the audited consolidated financial statements and MD&A contained in the Company’s Annual Report for the year ended December 31, 2008. Additional information related to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

CONSOLIDATED EARNINGS

	Three months ended March 31,
(millions of Canadian dollars, except per share amounts)	2009	2008
Liquids Pipelines	91.0	76.1
Gas Pipelines	16.2	18.2
Sponsored Investments	31.4	31.1
Gas Distribution and Services	134.0	153.8
International	334.6	16.3
Corporate	(49.1)	(44.2)
Earnings Applicable to Common Shareholders	558.1	251.3
Earnings per Common Share	1.54	0.70
Diluted Earnings per Common Share	1.53	0.70

Earnings applicable to common shareholders were $558.1 million for the three months ended March 31, 2009, or $1.54 per share, compared with $251.3 million, or $0.70 per share for the three months ended March 31, 2008. The $306.8 million increase reflected a $329.0 million after-tax gain on the sale of the Company’s investment in Oleoducto Central S.A. (OCENSA) and allowance for equity funds used during construction (AEDC) in Liquids Pipelines, partially offset by unrealized fair value losses on derivative financial instruments used to risk manage commodity and foreign exchange variability, and decreased earnings from International as the Company sold its interest in Compañía Logística de Hidrocarburos CLH, S.A. (CLH) in the second quarter of 2008.

FORWARD-LOOKING INFORMATION

Forward looking information, or forward looking statements, have been included in this Management’s Discussion and Analysis (MD&A) to provide Enbridge Inc. (Enbridge or the Company) shareholders and potential investors with information about the Company and its subsidiaries, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe” and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange

ENBRIDGE INC. FIRST QUARTER REPORT 2009	3

rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; anticipated in-service dates and weather.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this MD&A and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this MD&A or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

NON-GAAP MEASURES

This MD&A contains references to adjusted earnings, which represent earnings applicable to common shareholders adjusted for non-recurring or non-operating factors on both a consolidated and segmented basis. These factors are reconciled and discussed in the Financial Results sections for the affected business segments. Management believes that the presentation of adjusted earnings provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings to set targets, assess performance of the Company and set the Company’s dividend payout target. Adjusted earnings and adjusted earnings for each of the segments are not measures that have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliation section for a reconciliation of the GAAP and non-GAAP measures.

ADJUSTED EARNINGS

	Three months ended March 31,
(millions of Canadian dollars, except per share amounts)	2009	2008
Liquids Pipelines	97.0	76.1
Gas Pipelines	16.2	15.4
Sponsored Investments	31.9	24.0
Gas Distribution and Services	130.2	121.2
International	5.6	19.1
Corporate	(11.5)	(16.9)
Adjusted Earnings	269.4	238.9
Adjusted Earnings per Common Share	0.74	0.67

Adjusted earnings were $269.4 million, or $0.74 per share, for the three months ended March 31, 2009, compared with $238.9 million, or $0.67 per share, for the three months ended March 31, 2008.

The following factors increased adjusted earnings in the three month period:

•	AEDC on Southern Lights Pipeline and, within Enbridge System, on Alberta Clipper and Line 4 projects.
•	An increased contribution from Enbridge Energy Partners (EEP) resulting from the Company’s increased ownership interest.

4	MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Increased adjusted earnings from Energy Services due to higher volumes and the impact of realizing favourable and, in some cases, previously “locked in” storage and transportation margins.

These increases were partially offset by decreased earnings from International as a result of the sale of CLH in the second quarter of 2008.

DISRUPTION TO FUNCTIONING OF CAPITAL MARKETS

While restrictions to capital markets in both Canada and the United States have eased, liquidity from the banking markets continues to be restricted as a result of the 2008 events involving numerous financial institutions. While the Company has had continued access to capital, given its current and future growth and related funding requirements, these events and market conditions pose potential challenges. The Company’s strong, predictable, internally generated cash flows; common share issuances under the Company Dividend Reinvestment and Share Purchase Plan; and access to adequate and recently increased committed credit facilities from diversified sources assist in mitigating these challenges. Maintaining the Company’s investment grade credit rating is also expected to support continued access to capital markets and debt refinancing at reasonable terms, if required.

DECLINE IN COMMODITY PRICES

As an energy transportation company, Enbridge has limited direct exposure to commodity price changes and the Company employs comprehensive risk management practices to mitigate any residual commercial exposures. Most significantly, the Company’s assets and operations are largely secured by high quality shipper volume commitments. Similarly, liquids pipelines growth projects under construction are commercially secured with limited volume sensitivity and are therefore not expected to be significantly impacted by commodity price declines. Low commodity prices are resulting in the delays or cancellation of some oil and gas development and expansion projects. Should current trends continue long term, opportunities for future growth projects may be adversely affected.

RECENT DEVELOPMENTS

LIQUIDS PIPELINES

The Liquids Pipelines strategy is driven by shippers’ need for adequate export capacity and market alternatives, economic sources of diluent and U.S. refiners’ need to maintain diversified sources of supply. First quarter progress on growth projects within the key components of the Liquids Pipelines strategy are discussed below.

Southern Access Mainline Expansion Project

The Southern Access Mainline Expansion Project has added a total of 400,000 barrels per day (bpd) incremental capacity to the mainline system. In Canada, upgrades at 18 pump stations to improve pumping effectiveness were completed in 2008 and the Company started collecting associated tolls in April 2008.

In the United States, the new 517-kilometre (321-mile) 42-inch diameter pipeline from Superior to Delavan, Wisconsin was placed into commercial service and was ready to receive linefill at the end of the first quarter of 2008. In the fourth quarter of 2008 the system began receiving crude, as it was made available by shippers, and was completely filled by the end of the first quarter of 2009. The first stage of the expansion added capacity of approximately 190,000 bpd to the pipeline and system-wide toll surcharges were effective April 1, 2008 for the facilities that had been put into service.

Construction of the second stage of the U.S. expansion project, which consists of a new 224-kilometre (139-mile) 42-inch pipeline from Delavan, Wisconsin to Flanagan, Illinois, was completed on schedule in the first quarter of 2009. The pipeline was placed into service and the associated toll surcharge took effect on April 1, 2009.

ENBRIDGE INC. FIRST QUARTER REPORT 2009	5

The cost of the project is estimated at US$2.3 billion (Enbridge – $0.2 billion, EEP – US$2.1 billion). Expenditures to date on the Southern Access Mainline Expansion are US$2.0 billion and $0.2 billion on the U.S. and Canadian portions, respectively. Although the Southern Access Mainline Expansion Project is substantially complete, additional site restoration costs of US$0.1 billion are expected to be incurred throughout the remainder of 2009.

Alberta Clipper Project

The Alberta Clipper Project involves the construction of a new 36-inch diameter pipeline from Hardisty, Alberta to Superior, Wisconsin generally within or alongside Enbridge’s existing right-of-way. The Alberta Clipper Project will interconnect with the existing mainline system in Superior where it will provide access to Enbridge’s full range of delivery points and storage options, including Chicago, Toledo, Sarnia, Patoka, Wood River and Cushing. The project will have an initial capacity of 450,000 bpd, is expandable to 800,000 bpd and will form part of the existing Enbridge System in Canada and the EEP Lakehead System in the United States.

In the first quarter of 2008, Enbridge received NEB approval to construct this 1,607-kilometre (1,000-mile) 36-inch diameter crude oil pipeline. Construction on the Canadian segment of the line commenced in August 2008, with an expected in-service date of mid-2010. This segment has an expected cost of $2.4 billion, including allowance for funds used during construction (AFUDC), with expenditures to date of $1.2 billion. The U.S. segment, to be undertaken by EEP, is expecting final regulatory approvals and permitting, with construction to begin in mid-2009. The U.S. segment of the Alberta Clipper project is also expected to be in service in mid-2010. The cost of the U.S. segment is estimated at US$1.2 billion, with expenditures to date of $0.2 billion. Enbridge will share in cost overruns or savings against estimates, for costs deemed to be controllable costs. Controllable costs comprise approximately 70% of the total cost estimate.

Line 4 Extension Project

In early August 2008 construction commenced on the 136 kilometres (85 miles) of 36-inch diameter pipe to connect three existing 48-inch loops on the mainline system between Edmonton and Hardisty, Alberta. The $0.3 billion Line 4 Extension Project was substantially complete and ready to receive linefill at the end of March 2009, and associated tolls were collected starting April 1, 2009.

Spearhead Pipeline Expansion

This US$0.1 billion expansion includes additional pumping stations to increase capacity from Flanagan, Illinois to Cushing, Oklahoma by 68,300 bpd to 193,300 bpd. The expansion began in September 2008 and was completed at the end of March 2009.

Southern Lights Pipeline

When completed, the 180,000 bpd Southern Lights pipeline will transport diluent from Chicago, Illinois to Edmonton, Alberta. The project involves reversing the flow of a portion of Enbridge’s Line 13, an existing crude oil pipeline which runs from Edmonton to Clearbrook, Minnesota. In order to replace the light crude capacity that would be lost through the reversal of Line 13, the Southern Lights Project also includes the construction of a new 20-inch diameter light sour crude oil pipeline (LSr Pipeline) from Cromer, Manitoba to Clearbrook, and modifications to existing Line 2, which became operational during the first quarter. These changes to the existing crude oil system will ultimately increase southbound light crude system capacity by approximately 45,000 bpd. The capacity replacement will permit Line 13 to be taken out of service and reversed for diluent service.

The Canadian portion of the Southern Lights Pipeline received NEB approval in the first quarter of 2008, enabling construction to commence on the LSr Pipeline and Line 2 modifications. The LSr Pipeline and Line 2 modifications, which allow Line 2 to operate at higher design rates, became operational during the first quarter of 2009.

6	MANAGEMENT’S DISCUSSION AND ANALYSIS

In the U.S., construction of the LSr Pipeline and Line 2 modifications as well as diluent pipeline construction between Superior, Wisconsin and Streator, Illinois is now complete. Remaining mainline construction includes a 72-kilometre (45-mile) diluent pipeline between Streator and Manhattan, Illinois and, in conjunction with construction of the Alberta Clipper Project, a 306-kilometre (190-mile) diluent segment between Clearbrook, Minnesota and Superior, Wisconsin. Construction of these remaining U.S. line segments will commence mid-2009. In addition, construction will begin shortly on diluent receipt tankage at Manhattan as well as pump station facilities along the newly constructed diluent line in the U.S. The diluent line is expected to be in service in late 2010.

The total expected project cost remains unchanged at US$1.7 billion (including AFUDC) for the U.S. segment and $0.5 billion (including AFUDC) for the Canadian segment. Expenditures to date are US$1.0 billion and $0.4 billion for the U.S. and Canadian segments, respectively.

Line 13 Exchange

The Company transferred the newly constructed LSr Pipeline to EEP at book value in exchange for the U.S. portion of Line 13. The exchange was considered to be fair to both parties and the tolls and earnings on the LSr Pipeline and Line 13 within EEP should be substantially unchanged.

Hardisty Terminal

Enbridge is building a crude oil terminal at Hardisty with a tankage capacity of 7.5 million barrels. Overall project construction was approximately 88% complete at the end of the first quarter of 2009. The first six tanks were placed into service, and the remaining tank capacity is expected to enter service in phases throughout 2009. Once complete, the $0.6 billion Hardisty Terminal will be one of the largest crude oil terminals in North America. At the end of the first quarter 2009, expenditures to date were $0.5 billion.

Fort Hills Pipeline System

In November 2007, Enbridge was selected by Fort Hills Energy L.P. (FHELP) as its pipeline and terminaling services provider for the initial phase of the Fort Hills project and all subsequent expansions. In late 2008, FHELP announced that its final investment decision for the mining portion of the project is being deferred until costs can be reduced, and commodity prices and financial markets strengthen. As well, project uncertainly exists as certain of the partners are considering potential corporate reorganizations. It also announced that the Fort Hills upgrader was put on hold and that a decision to proceed with the upgrader will be made at a later date. Accordingly, the planned in-service date for the Fort Hills Pipeline project has been deferred beyond the original planned date of mid-2011. The capital cost estimate for Phase 1 facilities will be established subsequent to a final investment decision by FHELP, including finalization of scope, design and corresponding detailed cost estimates. Expenditures to date are approximately $0.1 billion and are commercially recoverable from FHELP.

New Market Access

In addition to the planned construction of the Southern Access Extension which is expected to provide access to the Patoka market and the recently completed expansion of the Spearhead Pipeline, Enbridge will continue to pursue new opportunities to provide broader market access for Canadian bitumen and synthetic crudes. Key opportunities being pursued include: Eastern PADD II access into the Michigan and Ohio markets; access to U.S. Gulf Coast refining centers through a combination of smaller incremental opportunities and large volume solutions; PADD I access into the East Coast market near Philadelphia; and the Northern Gateway pipeline to the Pacific Coast.

ENBRIDGE INC. FIRST QUARTER REPORT 2009	7

Northern Gateway Project

The Northern Gateway Project involves constructing a twin pipeline system running from near Edmonton, Alberta, to a new marine terminal in Kitimat, British Columbia. One pipeline will transport crude oil for export from the Edmonton area to Kitimat, and is expected to be a 36-inch diameter line with an initial capacity of 525,000 bpd. The other pipeline will be used to import condensate and is expected to be a 20-inch diameter line with an initial capacity of 193,000 bpd.

The Company has secured funding from Western Canada oil sands producers and Pacific Rim refiners to seek regulatory approval of the project. The Company continues to hold consultation meetings and open houses with First Nations and other communities along the pipeline route to receive input, create opportunities for economic partnerships and to incorporate traditional knowledge into the planning and operations of the proposed project. Enbridge expects to file its regulatory application with the NEB in 2009. Subject to continued commercial support and regulatory and other approvals, the Company estimates that Northern Gateway could be in-service in the 2014 to 2015 time frame.

GAS PIPELINES

The Gas Pipelines strategy is based on the Company’s forecast supply and demand for natural gas. Progress made on major projects which support this strategy is set out below.

Rockies Alliance Pipeline

Alliance Pipeline US and Questar Overthrust Pipeline Company are jointly proposing a natural gas pipeline connecting the U.S. Rocky Mountain Region to the Chicago market hub. The proposed Rockies Alliance Pipeline (RAP) project is being developed in response to rapidly increasing supply from the U.S. Rockies region. RAP will enable producers, marketers and end-users to connect new gas supplies in the Greater Green River, Piceance, Uinta and Powder River basins with one of the largest and fastest growing markets in North America. The RAP project will take advantage of existing infrastructure with both Questar and Alliance to provide competitive transportation to key market areas.

RAP will initially provide 1.3 billion cubic feet per day (bcf/d) of transportation capacity which is expandable to 1.7 bcf/d with the addition of compression. Provided that sufficient commercial support for the project is obtained in 2009, the pipeline is expected to be in service in 2013.

Vector Pipeline Expansion

The Vector Pipeline is undertaking a 0.1 bcf/d expansion in 2009, at a cost of approximately $35 million, which is expected to be in service by late 2010.

Shenzi Project

Enbridge has completed constructing a natural gas lateral to connect the new deepwater Shenzi field to existing Gulf of Mexico pipelines. The US$0.1 billion 11-mile (18-kilometre), 12-inch diameter gas pipeline has capacity of 0.1 bcf/d. In-service is currently scheduled for the second quarter of 2009, concurrent with producer first volumes. The Shenzi lateral will deliver natural gas through the Company’s 22%-owned Cleopatra Pipeline, the 50%-owned Manta Ray Pipeline and the 50%-owned Nautilus Pipeline.

LaCrosse Pipeline

A non-binding open season for the proposed LaCrosse Pipeline, an interstate pipeline to transport natural gas from EEP’s Carthage Hub in Panola County, Texas, to Washington Parish in Southeastern Louisiana was launched in April 2009. The 483-kilometre (300-mile) pipeline would have at least 1.0 bcf/d capacity and would provide an outlet for increasing supplies of natural gas originating in the East Texas and Fort Worth producing basins and the growing Haynesville Shale. The non-binding open season will run through May 19, 2009.

8	MANAGEMENT’S DISCUSSION AND ANALYSIS

SPONSORED INVESTMENTS

Enbridge Energy Partners

The objective of Enbridge’s affiliate, EEP, is to increase its distributions primarily through the optimization of existing assets, including increased throughput, and the expansion of existing liquids and gas midstream businesses. Progress made on the Southern Access Mainline Expansion and Alberta Clipper projects being undertaken in partnership with EEP has been described in the Liquids Pipelines section above. In addition to the projects described under Liquids Pipelines, EEP is undertaking the following project:

North Dakota System Expansion

In addition to recent expansions, EEP is undertaking a further US$0.1 billion expansion of the North Dakota Pipeline System. The expansion is expected to increase system capacity from 110,000 bpd to 161,000 bpd and will consist of upgrades to existing pump stations, additional tankage as well as extensive use of drag reducing agents that are injected into the pipeline. The commercial structure for this expansion is a cost-of-service based surcharge that will be added to the existing transportation rates. Approval was received from the FERC in October 2008. The expansion is expected to be in-service in early 2010.

Enbridge Income Fund

EIF’s strategy is to maximize the efficiency and profitability of its existing assets, pursue organic growth and expansion opportunities and to invest in expansion activities within its assets. The following project is being undertaken by EIF:

Saskatchewan System Capacity Expansion

EIF will begin construction in 2009 on Phase II of the Saskatchewan System Capacity Expansion. This expansion consists of four separate projects that will reduce capacity constraints at a variety of locations. Collectively, the projects will increase capacity across the system by approximately 129,000 bpd at an estimated cost of approximately $0.1 billion. Completion of the four capacity expansion projects is expected in the fourth quarter of 2010.

GAS DISTRIBUTION AND SERVICES

Enbridge Gas Distribution

In September 2008, the Company filed an application with the Ontario Energy Board (OEB) to adjust rates for 2009 pursuant to the 2008 approved incentive regulation (IR) formula and to seek approval for specific changes to the Rate Handbook. A settlement containing all applied for aspects of the formulaic component of the IR rate setting process was approved in December 2008. The Company received a fiscal 2009 final rate order in February 2009 approving the implementation of a rate change effective April 1, 2009. This change will enable the Company to recover the approved revenues retroactively to January 1, 2009.

NetThruPut

In 2007, the Company and its partner in NetThruPut (NTP) entered into an agreement with the TSX Group granting the TSX Group the option to purchase NTP, an internet-based crude oil trading and clearing platform, at a time after March 15, 2009. The TSX Group has exercised their option and the sale closed on May 1, 2009 for a total price of $57.2 million, of which the Company’s share was $32.1 million resulting in a gain of approximately $20 million.

ENBRIDGE INC. FIRST QUARTER REPORT 2009	9

CORPORATE

Ontario Wind Project

The 190-megawatt wind power project, located in the Municipality of Kincardine on the Eastern shore of Lake Huron in Ontario, was completed in the fourth quarter of 2008, and 65 of the 115 wind turbines were operating and reliably delivering power to the grid by year end. During the first quarter of 2009, the remaining 50 turbines were phased into service and the wind project attained full commercial operation. The final capital cost of the project is estimated to be $0.5 billion.

Alberta Saline Aquifer Project

The 38-member Alberta Saline Aquifer Project (ASAP) completed Phase I of the three-phase carbon dioxide storage project in March 2009. Phase I focused primarily on identifying deep saline aquifer locations in Alberta that would be suitable for a carbon dioxide storage pilot project. It also involved designing frameworks for determining underground pore volume ownership, and for the regulatory requirements that will eventually govern carbon storage. The costs associated with Phase I were covered by ASAP participants and through a grant from the Alberta Energy Research Institute. The Federal Government will contribute funding for Phase II under its $0.2 billion ecoENERGY Technology initiative. In addition, ASAP (through Enbridge) has submitted proposals for funding under the Alberta Government’s $2 billion Climate Change Action Plan. Pending the receipt of funding and regulatory approval, ASAP members are now prepared to move on to the Phase II pilot project.

FINANCIAL RESULTS

LIQUIDS PIPELINES

	Three months ended March 31,
(millions of Canadian dollars)	2009	2008
Enbridge System	58.5	51.7
Athabasca System	16.7	13.4
Spearhead Pipeline	3.3	3.2
Olympic Pipeline	2.3	2.4
Southern Lights Pipeline	15.3	4.7
Feeder Pipelines and Other	0.9	0.7
Adjusted Earnings	97.0	76.1
Athabasca System – leak remediation costs	(6.0)	–
Earnings	91.0	76.1

Adjusted earnings for the three months ended March 31, 2009 were $97.0 million, an increase of $20.9 million compared with $76.1 million for the three months ended March 31, 2008. The adjusted earnings increase was largely due to higher earnings from Enbridge System and Southern Lights Pipeline.

While under construction, certain regulated pipelines are entitled to recognize AEDC in earnings. These amounts will contribute to earnings throughout the Company’s significant growth period and will be collected in tolls once the pipelines are in service. The earnings impact of AEDC for the three months ended March 31, 2009 was $15.1 million (2008 – $2.2 million) for Enbridge System and $15.3 million (2008 – $4.7 million) for Southern Lights Pipeline.

Enbridge System earnings included AEDC on Alberta Clipper and Line 4 projects as well as lower taxes in the Terrace component, partially offset by higher labour costs as well as higher pipeline integrity costs.

10	MANAGEMENT’S DISCUSSION AND ANALYSIS

The increase in Athabasca System adjusted earnings reflected contributions from the new Waupisoo Pipeline and the positive impact of terminal infrastructure additions.

Higher Southern Lights Pipeline earnings reflected AEDC recognized on a growing capital base while the project is under construction.

Liquids Pipelines earnings were impacted by the following non-recurring or non-operating adjusting item:

•	In the first quarter of 2009, a $6.0 million after-tax accrual was recorded related to clean up and remediation costs related to a valve leak within the Enbridge Cheecham Terminal in January 2009.

GAS PIPELINES

	Three months ended March 31,
(millions of Canadian dollars)	2009	2008
Alliance Pipeline US	6.5	6.0
Vector Pipeline	5.7	4.0
Enbridge Offshore Pipelines (Offshore)	4.0	5.4
Adjusted Earnings	16.2	15.4
Alliance Pipeline US – shipper claim settlement	–	2.8
Earnings	16.2	18.2

Gas Pipelines adjusted earnings for the three months ended March 31, 2009 were $16.2 million, compared with $15.4 million for the three months ended March 31, 2008. Alliance Pipeline US adjusted earnings increased as a result of the stronger U.S. dollar, partially offset by the effect of the depreciating rate base. Adjusted earnings for Vector Pipeline were higher as a result of an increase in market demand and the stronger U.S. dollar. Offshore adjusted earnings decreased as a result of lost revenue in the beginning of the quarter related to Hurricanes Gustav and Ike.

Gas Pipelines earnings in the first quarter of 2008 was impacted by $2.8 million in proceeds received by Alliance Pipeline US from the settlement of a claim against a former shipper which repudiated its capacity commitment.

SPONSORED INVESTMENTS

	Three months ended March 31,
(millions of Canadian dollars)	2009	2008
Enbridge Energy Partners	20.8	13.7
Enbridge Income Fund (EIF)	11.1	10.3
Adjusted Earnings	31.9	24.0
EEP – Lakehead System billing correction	3.1	–
EEP – dilution gain on Class A unit issuance	–	4.5
EEP – unrealized derivative fair value gains/(losses)	(3.6)	1.3
EIF – Alliance Canada shipper claim settlement	–	1.3
Earnings	31.4	31.1

Sponsored Investments adjusted earnings were $31.9 million for the three months ended March 31, 2009, compared with $24.0 million for the three months ended March 31, 2008. The increase in adjusted earnings was

ENBRIDGE INC. FIRST QUARTER REPORT 2009	11

substantially attributable to the Company’s higher ownership interest in EEP resulting from the late 2008 Class A share subscription, higher incentive income and the stronger U.S. dollar.

Enbridge Income Fund adjusted earnings reflected a year over year increase in the monthly distributions received from the preferred unit investment in EIF, primarily due to increased cash flow from expansion of the Saskatchewan System.

Sponsored Investment earnings for the three months ended March 31, 2009 and March 31, 2008 were impacted by the following non-recurring or non-operating adjusting items:

•	Earnings from EEP included a Lakehead System billing correction of $3.1 million (net to Enbridge) related to services provided in prior periods.
•	Earnings from EEP included a change in the unrealized fair value on derivative financial instruments in each period.
•

EEP earnings for the three months ended March 31, 2008 include dilution gains because Enbridge did not fully participate in EEP Class A unit offerings. Enbridge’s ownership interest in EEP decreased from 15.1% to 14.6% as a result of the offering in the first quarter of 2008. In late 2008, Enbridge purchased 16.3 million Class A common units of EEP, resulting in an ownership increase to 27.0%.

•

Earnings from EIF for the three months ended March 31, 2008 included proceeds of $1.3 million from the settlement of a claim against a former shipper on Alliance Canada which repudiated its capacity commitment.

GAS DISTRIBUTION AND SERVICES

	Three months ended March 31,
(millions of Canadian dollars)	2009	2008
Enbridge Gas Distribution (EGD)	77.3	84.7
Noverco	14.5	15.8
Enbridge Gas New Brunswick	4.2	3.2
Other Gas Distribution	6.6	5.7
Energy Services	23.2	9.4
Aux Sable	5.6	3.4
Other	(1.2)	(1.0)
Adjusted Earnings	130.2	121.2
EGD – colder than normal weather	14.5	13.7
EGD – interest income on GST refund	6.7	–
Energy Services – unrealized fair value losses, net	(7.9)	–
Aux Sable – unrealized derivative fair value gains/(losses)	(6.8)	18.9
Other – one-time charge on adoption of new accounting standard	(2.7)	–
Earnings	134.0	153.8

Gas Distribution and Services adjusted earnings were $130.2 million in the first quarter of 2009 compared with $121.2 million in the first quarter of 2008. This increase was significantly due to increased adjusted earnings at Energy Services, partially offset by a decrease in adjusted earnings at EGD.

EGD had adjusted earnings of $77.3 million (2008 – $84.7 million) for the three months ended March 31, 2009. The decrease in EGD’s adjusted earnings was primarily due to timing differences related to monthly fixed charges on customers’ bills, partially offset by customer growth and increased distribution rates. As initially reflected in the

12	MANAGEMENT’S DISCUSSION AND ANALYSIS

results for the first quarter of 2008, and in line with scheduled progressive changes contained in the five year Incentive Regulation terms, EGD’s fixed charge billing per customer increased with a corresponding decrease in the per unit volumetric charge. These changes modify EGD’s quarterly earnings profile relative to the prior year, but do not affect full year earnings as revenues are shifted from the colder winter quarters to the warmer summer quarters.

Energy Services adjusted earnings increased from $9.4 million for the three months ended March 31, 2008 to $23.2 million for the three months ended March 31, 2009. The increase was due to higher volumes and the impact of realizing favourable and, in some cases, previously “locked in” storage and transportation margins.

Aux Sable adjusted earnings increased from $3.4 million for the three months ended March 31, 2008 to $5.6 million for the three months ended March 31, 2009 due to favourable risk management of fractionation margins.

Gas Distribution and Services earnings were impacted by the following non-recurring or non-operating adjusting items:

•	Earnings from EGD included interest income of $6.7 million related to the recovery of excess GST remitted to Canada Revenue Agency (CRA).
•

Energy Services earnings for the first quarter of 2009 reflected unrealized fair value losses resulting from the revaluation of inventory and the revaluation of largely offsetting financial derivatives used to “lock-in” the profitability of forward transportation and storage transactions. During the quarter, the Company adopted fair market value accounting for inventory held at its commodity marketing businesses.

•

Aux Sable earnings reflected unrealized fair value changes on derivative financial instruments used to risk manage fractionation margin upside on natural gas processing volumes. Similar to Energy Services, these non-cash losses arose due to the revaluation of financial derivatives used to “lock in” the profitability of forward contracted prices.

•	Other reflected the write-off of $2.7 million in deferred development costs as a result of adopting a change in accounting standards.

INTERNATIONAL

	Three months ended March 31,
(millions of Canadian dollars)	2009	2008
OCENSA	6.6	7.7
CLH	–	12.0
Other	(1.0)	(0.6)
Adjusted Earnings	5.6	19.1
OCENSA – gain on sale of investment	329.0	–
CLH – unrealized derivative fair value gains/(losses)	–	(2.8)
Earnings	334.6	16.3

International adjusted earnings were $5.6 million for the three months ended March 31, 2009 compared with $19.1 million for the three months ended March 31, 2008. This decrease was a result of the sale of Compañía Logística de Hidrocarburos CLH, S.A. (CLH) in June 2008.

International earnings were impacted by the following non-recurring or non-operating adjusting items:

•

On March 17, 2009, the Company sold its investment in OCENSA, a crude oil export pipeline in Colombia, for proceeds of $511.8 million (US$402.4 million) resulting in a gain of $329.0 million (pre-tax gain of $336.1 million).

ENBRIDGE INC. FIRST QUARTER REPORT 2009	13

•	The Company also sold its interest in CLH in the second quarter of 2008.
•	Earnings for 2008 from CLH included a loss in the unrealized fair value on derivative financial instruments.

CORPORATE

	Three months ended March 31,
(millions of Canadian dollars)	2009	2008
Adjusted Corporate Costs	(11.5)	(16.9)
Unrealized derivative fair value losses	(43.5)	–
Impact of SIFT legislated tax changes	5.9	–
Gain on sale of corporate aircraft	–	4.9
U.S. pipeline tax decision	–	(32.2)
Costs	(49.1)	(44.2)

Corporate costs before adjusting items were $11.5 million for the three months ended March 31, 2009, compared with $16.9 million for the three months ended March 31, 2008. This decrease in corporate costs results from a variety of smaller benefits including a higher corporate income tax recovery and foreign exchange gains as the result of a stronger U.S. dollar.

Corporate costs were impacted by the following non-recurring or non-operating adjusting items:

•

Unrealized fair value losses on the revaluation of derivative financial instruments, resulting from forward risk management positions to minimize the volatility of future U.S. dollar earnings across the Company. The Company entered into these derivative contracts in late 2008 and early 2009.

•	A $5.9 million benefit related to legislated SIFT tax changes.
•	A $4.9 million gain on the sale of a corporate aircraft in 2008.
•	An unfavourable court decision related to the tax basis of previously owned U.S. pipeline assets which resulted in the 2008 recognition of a $32.2 million income tax expense.

LIQUIDITY AND CAPITAL RESOURCES

The Company expects to utilize cash from operations and the issuance of commercial paper and/or credit facility draws to fund liabilities as they become due, finance capital expenditures and pay common share dividends throughout 2009. At March 31, 2009, excluding the Southern Lights project financing, the Company had $6.7 billion of committed credit facilities of which $2.8 billion was drawn or allocated to backstop commercial paper. The Company has provided its affiliate, EEP, with up to US$0.5 billion under a revolving credit agreement resulting in net available liquidity at March 31, 2009 of $3.5 billion, inclusive of unrestricted cash and cash equivalents of $0.2 billion. The net available liquidity is expected to provide sufficient liquidity to fund all currently secured capital projects, and to provide flexibility for new investment opportunities.

In April 2009, EEP secured additional credit facilities of US$350 million of which the Company committed US$150 million on the same terms as the third party bank lenders. This additional liquidity will help EEP manage a large 2009 capital program. Enbridge, as EEP’s General Partner, is supportive of EEP in executing its unusually large capital expenditure program which, in certain cases, is integrated with Enbridge’s operational asset base. In addition to the liquidity support already provided, the Company could provide further support in a variety of forms including affiliate term loans, participation in public equity offerings or private placements, or potentially direct investment in select EEP assets.

14	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table provides details of the Company’s credit facilities at March 31, 2009.

(millions of Canadian dollars)	Expiry Dates	Total Facilities	Credit Facility Draws[2]	Available
Liquids Pipelines	2011	1,300.0	855.5	444.5
Gas Distribution and Services	2009 -2010	1,015.1	321.5	693.6
Corporate	2010 -2013	4,430.7	1,636.0	2,794.7
		6,745.8	2,813.0	3,932.8
Southern Lights project financing[1]	2014	2,074.6	1,551.9	522.7
Credit facilities		8,820.4	4,364.9	4,455.5

1.	Total facilities inclusive of $140.2 million which is available if certain conditions related to the project are met.
2.	Includes facility draws and commercial paper issuances, net of discount, that are backstopped by the credit facility and letters of credit.

OPERATING ACTIVITIES

Cash from operating activities was $882.2 million for the three months ended March 31, 2009, compared with $755.9 million for the three months ended March 31, 2008. This increase resulted primarily from increased gas price variance payable to customers and decreased gas inventories at EGD compared to prior periods.

There are no material restrictions on the Company’s cash with the exception of proportionately consolidated joint venture cash of $100.9 million, which cannot be accessed until distributed to the Company.

INVESTING ACTIVITIES

Cash used in investing activities for the three months ended March 31, 2009 was $363.3 million compared with $611.9 million for the three months ended March 31, 2008. While capital expenditures for growth projects, core maintenance and intangible assets exceeded similar expenditures for the comparable period of 2008, the increased use of cash was substantially offset by cash proceeds received on the sale of the investment in OCENSA.

FINANCING ACTIVITIES

Cash used in financing activities was $725.5 million for the three months ended March 31, 2009, compared with $71.4 million for the three months ended March 31, 2008. The increased use of cash primarily resulted from net repayments of short-term borrowings and long-term debt of $758.1 million compared to net borrowings of $5.8 million for the three months ended March 31, 2008. The use of cash in the current period was partially offset by drawings on the new Southern Lights project financing.

Effective with dividends payable on March 1, 2008, participants in the Company’s Dividend Reinvestment and Share Purchase Plan received a 2% discount on the purchase of common shares with reinvested dividends. For the three months ended March 31, 2009, dividends declared were $138.1 million, of which $103.9 million were paid in cash and reflected in financing activities. The remaining $34.2 million of dividends declared were reinvested and resulted in the issuance of common shares rather than a cash payment. During the first quarter, 24.8% of total dividends declared were reinvested.

Capital Expenditure Commitments

The Company has signed contracts for the purchase of services, pipe and other materials totaling $1,445.7 million. Of this amount, $1,125.8 million is to be used in the construction of several Liquids Pipelines projects including Southern Lights Pipeline, Alberta Clipper Project and Hardisty Terminal.

CHANGE IN ACCOUNTING POLICIES

Information about the Company’s changes in accounting policies is included in Note 1 of the March 31, 2009 Consolidated Financial Statements.

ENBRIDGE INC. FIRST QUARTER REPORT 2009	15

FUTURE ACCOUNTING POLICY CHANGES

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Canadian Accounting Standards Board (AcSB) confirmed in February 2008 that publicly accountable entities will be required to adopt IFRS for interim and annual financial statements beginning on January 1, 2011, including comparative financial statements for 2010.

Enbridge has developed a Project Charter which includes an IFRS governance structure to monitor the progress of the transition. The Audit, Finance and Risk Committee of the Board of Directors receives regular reports on the advancement of the conversion to IFRS. In addition, the Company has trained internal IFRS team members and has hired a public accounting firm to assist with project management and to provide technical accounting advice on the interpretation and application of IFRS.

The Company has a multiyear transition plan which includes four phases – diagnostic, project planning, policy design and implementation. In 2008, the Company completed the diagnostic phase and has identified the relevant differences between Canadian GAAP and IFRS. In the first quarter of 2009, the Company completed a detailed project plan for 2009 and 2010 which identifies and plans for the workstreams discussed below.

Accounting and Reporting

During the first quarter of 2009, key accounting decisions were made that will impact how Enbridge will reflect IFRS initially in the January 1, 2010 opening balance sheet and high level decisions on how the Company expects to apply IFRS to significant balances such as property, plant and equipment.

During the remainder of 2009, the Company expects to finalize accounting policy decisions, develop processes to derive the opening balance sheet under IFRS and create model financial statement disclosures that will identify the type of information and the level of detail the Company will disclose under IFRS.

Also, the Company actively monitors the activities of the AcSB and the International Accounting Standards Board (IASB) which may issue new accounting standards during the period leading up to conversion. The Company will modify its project plan to incorporate new accounting requirements as they are issued.

Other Impacts of IFRS:

•

Information System: During the first quarter of 2009, the Company completed a high level assessment of the impacts of IFRS conversion on its information systems. During the remainder of 2009, the Company expects to design and build systems solutions and commence user testing of systems changes.

•

Accounting and Business Processes: As accounting policy decisions are made, the impact of accounting changes on accounting and business processes will be identified and documented. New processes or changes to existing processes needed to adopt IFRS are expected to be designed during 2009.

•	Controls: As process changes are designed, the impact on disclosure controls and procedures and internal control over financial reporting will be identified and documented.
•	Tax: The tax impact of accounting policy changes will be considered as accounting policy decisions are being developed.

Change Management

During the remainder of 2009, the Company will develop and deploy a detailed internal and external communications plan. As accounting, information systems and process changes are identified the Company will develop a detailed training plan to provide training during 2010 to all staff impacted by IFRS.

The detailed project plan and the expected timing of key activities identified above may change prior to the IFRS conversion date due to the issuance of new accounting standards or amendments to existing accounting standards, changes in regulation or economic conditions or other factors.

16	MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION1

	2009	2008				2007
(millions of Canadian dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	3,782.6	3,923.5	4,368.5	3,871.5	3,967.8	3,198.5	2,634.0	2,728.7

Earnings applicable to common shareholders	558.1	263.4	148.4	657.7	251.3	248.6	78.1	146.5
Earnings per common share	1.54	0.72	0.41	1.83	0.70	0.70	0.22	0.41
Diluted earnings per common share	1.53	0.71	0.41	1.81	0.70	0.69	0.22	0.41
Dividends per common share	0.3700	0.3300	0.3300	0.3300	0.3300	0.3075	0.3075	0.3075

1.	Quarterly financial information has been extracted from financial statements prepared in accordance with Canadian GAAP.

Significant items that impacted the quarterly earnings and revenues were as follows:

•	First quarter 2009 earnings reflect a gain on the disposition of the Company’s investment in OCENSA.
•	Fourth quarter earnings in 2008 reflect AEDC in Liquids Pipelines, a higher contribution from EGD and unrealized fair value gains on derivative financial instruments in Aux Sable and Energy Services.
•	Third quarter earnings in 2008 reflect increased earnings from Athabasca System, EGD, Aux Sable and Energy Services. Revenues increased due to higher average commodity prices in 2008.
•

Second quarter 2008 earnings included a gain on the sale of the Company’s investment in CLH as well as increased earnings from EEP, Aux Sable and Energy Services. Revenues are higher than the comparable 2007 period due to higher commodity prices reflected in Energy Services.

•

First quarter 2008 earnings included higher contributions from EGD as well as improved results in Aux Sable and Energy Services, partially offset by the recognition of an income tax charge related to previously owned U.S. pipeline assets. Revenues are higher than the comparable 2007 period due to higher commodity prices reflected in Energy Services.

•	Fourth quarter earnings in 2007 included the impact of tax changes, which increased consolidated earnings.
•	Third quarter 2007 included a derivative revaluation loss from Aux Sable.
•	Second quarter 2007 included higher earnings from EGD due to colder than normal weather and a dilution gain in EEP.

ENBRIDGE INC. FIRST QUARTER REPORT 2009	17

NON-GAAP RECONCILIATIONS

	Three months ended March 31,
(millions of Canadian dollars)	2009	2008
GAAP earnings as reported	558.1	251.3
Significant after-tax non-operating factors and variances:
Liquids Pipelines
Athabasca System – leak remediation costs	6.0	–
Gas Pipelines
Alliance Pipeline US – shipper claim settlement	–	(2.8)
Sponsored Investments
EEP – dilution gain on Class A unit issuance	–	(4.5)
EEP – unrealized derivative fair value (gains)/losses	3.6	(1.3)
EEP – Lakehead System billing correction	(3.1)	–
EIF – Alliance Canada shipper claim settlement	–	(1.3)
Gas Distribution and Services
EGD – colder than normal weather	(14.5)	(13.7)
EGD – interest income on GST refund	(6.7)	–
Energy Services – unrealized fair value losses, net	7.9	–
Aux Sable – unrealized derivative fair value (gains)/losses	6.8	(18.9)
Other – one-time charge on adoption of new accounting standard	2.7	–
International
OCENSA – gain on sale of investment	(329.0)	–
CLH – unrealized derivative fair value losses	–	2.8
Corporate
Unrealized derivative fair value losses	43.5	–
Impact of SIFT legislated tax changes	(5.9)	–
Gain on sale of corporate aircraft	–	(4.9)
U.S. pipeline tax decision	–	32.2
Adjusted Earnings	269.4	238.9

OUTSTANDING SHARE DATA

Number
Preferred Shares, Series A (non-voting equity shares)	5,000,000
Common Shares – issued and outstanding (voting equity shares)	374,328,381
Stock Options – issued and outstanding (8,552,536 vested)	17,085,409

Outstanding share data information is provided as at April 27, 2009.

Dated May 6, 2009

18	MANAGEMENT’S DISCUSSION AND ANALYSIS

ENBRIDGE INC.

HIGHLIGHTS

	Three months ended March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2009	2008
Earnings Applicable to Common Shareholders
Liquids Pipelines	91.0	76.1
Gas Pipelines	16.2	18.2
Sponsored Investments	31.4	31.1
Gas Distribution and Services	134.0	153.8
International	334.6	16.3
Corporate	(49.1)	(44.2)
	558.1	251.3
Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	474.3	472.0
Cash provided by operating activities	882.2	755.9
Additions to property, plant and equipment	810.6	596.0
Total Common Share Dividends	138.1	121.8
Per Common Share Information
Earnings per Common Share	1.54	0.70
Diluted Earnings per Common Share	1.53	0.70
Dividends per Common Share	0.37	0.33
Shares Outstanding
Weighted Average Common Shares Outstanding (millions)	362.3	357.9
Diluted Weighted Average Common Shares Outstanding (millions)	364.6	361.0
Operating Data
Liquids Pipelines – Average Deliveries (thousands of barrels per day)
Enbridge System[1]	2,027	2,082
Athabasca System[2]	252	198
Spearhead Pipeline	106	105
Olympic Pipeline	257	293
Gas Pipelines – Average Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,690	1,685
Vector Pipeline	1,587	1,428
Enbridge Offshore Pipelines	1,902	1,778
Gas Distribution and Services[3]
Volumes (billion cubic feet per period)	185	192
Number of active customers (thousands)	1,956	1,918
Degree day deficiency[4]
Actual	1,925	1,888
Forecast based on normal weather	1,745	1,756

1.	Enbridge System includes Canadian mainline deliveries in Western Canada and to the Lakehead System at the U.S. border as well as Line 8 and Line 9 in Eastern Canada.
2.	Volumes are for the Athabasca mainline and the Waupisoo Pipeline and do not include laterals on the Athabasca System.
3.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.
4.	Degree day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC. FIRST QUARTER REPORT 2009	19

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2009	2008
Revenues
Commodity sales	3,050.2	3,244.7
Transportation and other services	732.4	723.1
	3,782.6	3,967.8
Expenses
Commodity costs	2,835.1	3,065.5
Operating and administrative	368.6	290.7
Depreciation and amortization	180.6	154.2
	3,384.3	3,510.4
	398.3	457.4
Income from Equity Investments	54.2	60.3
Other Investment Income	5.1	54.2
Interest Expense	(147.3)	(134.3)
Gain on Sale of Investment in OCENSA (Note 3)	336.1	–
	646.4	437.6
Non-Controlling Interests	(9.4)	(17.3)
	637.0	420.3
Income Taxes	(77.2)	(167.3)
Earnings	559.8	253.0
Preferred Share Dividends	(1.7)	(1.7)
Earnings Applicable to Common Shareholders	558.1	251.3
Earnings per Common Share	1.54	0.70
Diluted Earnings per Common Share	1.53	0.70

See accompanying notes to the unaudited consolidated financial statements.

20	INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31,
(unaudited; millions of Canadian dollars)	2009	2008
Earnings	559.8	253.0
Other Comprehensive Income/(Loss)
Change in unrealized losses on cash flow hedges, net of tax	(135.7)	(4.0)
Reclassification to earnings of realized cash flow hedges, net of tax	97.2	4.4
Reclassification to earnings of cash flow hedges, net of tax (Note 3)	(19.9)	–
Other comprehensive gain/(loss) from equity investees	4.5	(7.4)
Non-controlling interest in other comprehensive income	(2.9)	5.3
Change in foreign currency translation adjustment	88.0	173.2
Change in unrealized losses on net investment hedges, net of tax	(42.1)	(92.3)
Other Comprehensive Income/(Loss)	(10.9)	79.2
Comprehensive Income	548.9	332.2

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC. FIRST QUARTER REPORT 2009	21

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Three months ended March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2009	2008
Preferred Shares	125.0	125.0
Common Shares
Balance at beginning of period	3,194.0	3,026.5
Common shares issued	4.0	–
Dividend reinvestment and share purchase plan	34.2	38.7
Shares issued on exercise of stock options	6.2	11.9
Balance at End of Period	3,238.4	3,077.1
Contributed Surplus
Balance at beginning of period	37.9	25.7
Stock-based compensation	11.5	8.5
Options exercised	(0.2)	(0.9)
Balance at End of Period	49.2	33.3
Retained Earnings
Balance at beginning of period	3,383.4	2,537.3
Earnings applicable to common shareholders	558.1	251.3
Common share dividends	(138.1)	(121.8)
Dividends paid to reciprocal shareholder	4.2	3.7
Balance at End of Period	3,807.6	2,670.5
Accumulated Other Comprehensive Income/(Loss)
Balance at beginning of period	32.8	(285.0)
Other comprehensive income	(10.9)	79.2
Balance at End of Period	21.9	(205.8)
Reciprocal Shareholding	(154.3)	(154.3)
Total Shareholders’ Equity	7,087.8	5,545.8
Dividends Paid per Common Share	0.37	0.33

See accompanying notes to the unaudited consolidated financial statements.

22	INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
(unaudited; millions of Canadian dollars)	2009	2008
Operating Activities
Earnings	559.8	253.0
Depreciation and amortization	180.6	154.2
Unrealized (gains)/losses on derivative instruments	113.8	(20.7)
Equity earnings in excess of cash distributions	(7.8)	(42.4)
Gain on reduction of ownership interest	–	(12.3)
Gain on sale of investment in OCENSA	(336.1)	–
Future income taxes	(24.3)	118.1
Allowance for equity funds used during construction	(31.9)	(8.7)
Non-controlling interests	9.4	17.3
Other	10.8	13.5
Changes in operating assets and liabilities	407.9	283.9
	882.2	755.9
Investing Activities
Long-term investments	(0.9)	(5.2)
Sale of investment in OCENSA	511.8	–
Settlement of OCENSA currency hedges	5.8	–
Additions to property, plant and equipment	(810.6)	(596.0)
Additions to intangible assets	(26.7)	(16.0)
Change in construction payable	(42.7)	5.3
	(363.3)	(611.9)
Financing Activities
Net change in short-term borrowings and short-term debt	(562.4)	(433.1)
Net change in commercial paper and credit facility draws	(95.7)	538.9
Net change in non-recourse short-term debt	(17.5)	1.2
Debenture and term note repayments	(100.0)	(100.0)
Net change in Southern Lights project financing	157.0	–
Non-recourse long-term debt issues	–	1.2
Non-recourse long-term debt repayments	(0.7)	(0.7)
Distributions to non-controlling interests	(5.2)	(3.9)
Common share issues	4.6	10.2
Preferred share dividends	(1.7)	(1.7)
Common share dividends	(103.9)	(83.5)
	(725.5)	(71.4)
Increase/(Decrease) in Cash and Cash Equivalents	(206.6)	72.6
Cash and Cash Equivalents at Beginning of Period	541.7	166.7
Cash and Cash Equivalents at End of Period[1]	335.1	239.3

See accompanying notes to the unaudited consolidated financial statements.

1.	Cash and cash equivalents consists of $200.3 million (2008 – $165.5 million) of cash and $134.8 million (2008 – $73.8 million) of short-term investments.

ENBRIDGE INC. FIRST QUARTER REPORT 2009	23

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited; millions of Canadian dollars)	March 31, 2009	December 31, 2008
Assets
Current Assets
Cash and cash equivalents	335.1	541.7
Accounts receivable and other	2,534.6	2,322.5
Inventory	480.8	844.7
	3,350.5	3,708.9
Property, Plant and Equipment, net (Note 1)	17,588.6	16,156.9
Long-Term Investments	2,345.5	2,491.8
Deferred Amounts and Other Assets (Notes 1 and 4)	2,321.0	1,318.4
Intangible Assets (Note 1)	483.6	458.0
Goodwill	391.4	389.2
Future Income Taxes	169.4	178.2
	26,650.0	24,701.4
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	312.2	874.6
Accounts payable and other	2,594.6	2,411.5
Interest payable	125.2	101.9
Current maturities of long-term debt	898.2	533.8
Current maturities of non-recourse debt	186.3	184.7
	4,116.5	4,106.5
Long-Term Debt	9,866.0	10,154.9
Non-Recourse Long-Term Debt	1,470.6	1,474.0
Other Long-Term Liabilities (Notes 1 and 4)	1,199.4	259.0
Future Income Taxes (Note 1)	2,092.9	1,290.8
Non-Controlling Interests	816.8	797.4
	19,562.2	18,082.6
Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	3,238.4	3,194.0
Contributed surplus	49.2	37.9
Retained earnings	3,807.6	3,383.4
Accumulated other comprehensive income	21.9	32.8
Reciprocal shareholding	(154.3)	(154.3)
	7,087.8	6,618.8
	26,650.0	24,701.4

See accompanying notes to the unaudited consolidated financial statements.

24	INTERIM FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These consolidated financial statements do not include all disclosures required for annual statements and therefore should be read in conjunction with the consolidated financial statements and notes thereto included in Enbridge Inc.’s 2008 Annual Report. These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences that impact the Company’s financial statements are described in Note 8. These interim financial statements follow the same significant accounting policies and methods of application as those included in the 2008 Annual Report, except as described in Note 1.

Earnings for interim periods may not be indicative of results for the fiscal year due to the seasonal nature of the gas distribution utility business and other factors.

Certain comparative amounts have been reclassified to conform to the current year’s presentation.

1.  CHANGES IN ACCOUNTING POLICIES

ACCOUNTING FOR THE EFFECTS OF RATE REGULATION

Effective January 1, 2009, the Company adopted revisions to the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1100, Generally Accepted Accounting Principles and Section 3465, Income Taxes. In accordance with the transitional provisions in these revised standards, the revisions to Section 1100 were adopted prospectively and accordingly, prior periods were not restated, while the revisions to Section 3465 were applied retrospectively without restatement of prior periods. The adoption of the revised standards did not impact the Company’s earnings or cash flows.

Generally Accepted Accounting Principles

The revised standard no longer provides a temporary exemption for rate-regulated entities to permit assets and liabilities to be measured on a basis other than in accordance with primary sources of Canadian GAAP. As a result, for the Gas Distribution and Services’ (GD&S) pension plans and post-employment benefits other than pensions (OPEB), the Company recognized post-employment benefit assets and liabilities for the amount of benefits expected to be included in future rates and recovered from, or paid to, customers. In addition, the Company reclassified reserves for future removal and site restoration in GD&S.

Pension Plans and OPEB

On adoption of the revised standard, at January 1, 2009, the Company recognized a net pension asset of $156.8 million and a net OPEB liability of $74.5 million, with an offsetting long-term regulatory liability and long-term regulatory asset, respectively. At March 31, 2009, the Company had a net pension asset of $171.1 million and a net OPEB liability of $76.4 million, with an offsetting net pension regulatory liability and a net OPEB regulatory asset.

Future Removal and Site Restoration Reserves

At January 1, 2009, on adoption of the revised standard, the Company reclassified reserves for future removal and site restoration of $640.0 million, which were previously netted against Property, Plant and Equipment to a long-term regulatory liability. At March 31, 2009, the Company had $646.0 million of reserves for future removal and site restoration recorded in Other Long-Term Liabilities.

Income Taxes

The revised standard removes the exemption for rate-regulated entities to recognize future income taxes to the extent they were expected to be included in regulator-approved future rates and recovered from or refunded to future customers. As a result, on January 1, 2009, the Company recognized a future income tax liability of $816.1 million on regulatory assets, primarily property, plant and equipment, with an offsetting long-term regulatory asset. A regulatory asset has been recognized as the associated future income tax expense is expected to be recoverable in rates.

ENBRIDGE INC. FIRST QUARTER REPORT 2009	25

At March 31, 2009, the Company had a future income tax liability of $821.8 million on regulatory assets, primarily property, plant and equipment, with an offsetting long-term regulatory asset.

Long-term regulatory assets are recorded in Deferred Amounts and Other Assets and current regulatory assets are recorded in Accounts Receivable and Other. Long-term regulatory liabilities are included in Other Long-Term Liabilities and current regulatory liabilities are recorded in Accounts Payable and Other.

INTANGIBLE ASSETS

Effective January 1, 2009, the Company adopted CICA Section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As a result of adopting this standard, the Company has reclassified certain software costs from Property, Plant and Equipment to Intangible Assets. This standard has been applied retrospectively and affects presentation only.

As a result of adopting this standard, on January 1, 2009, the Company reclassified $232.7 million of net software costs from Property, Plant and Equipment to Intangible Assets. At March 31, 2009, the Company had $257.8 million of net software costs recorded in Intangible Assets.

COMMODITY INVENTORY

Effective January 1, 2009, the Company changed its accounting policy for inventory held by its commodity marketing businesses and began measuring commodity inventory at fair value, as measured at the spot price less costs to sell rather than lower of cost or net realizable value. This measurement basis is a more reliable measurement for commodity inventory used for marketing purposes and better matches the commodity inventory with the derivatives used to “lock in” the margin. This change in accounting policy has been accounted for retrospectively and did not result in restatements of the comparative Statements of Earnings, Comprehensive Income or Shareholders’ Equity for the three months ended March 31, 2008 and the comparative Statement of Financial Position as at December 31, 2008 as the amounts were considered immaterial. At March 31, 2009, unrealized fair value gains on inventory, net of tax were $11.8 million.

2.  SEGMENTED INFORMATION

Three months ended March 31, 2009	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	311.7	100.9	74.7	3,280.9	1.4	13.0	3,782.6
Commodity costs	–	–	–	(2,834.4)	–	(0.7)	(2,835.1)
Operating and administrative	(149.9)	(30.4)	(24.5)	(148.9)	(2.8)	(12.1)	(368.6)
Depreciation and amortization	(51.5)	(27.7)	(20.8)	(73.9)	(0.2)	(6.5)	(180.6)
	110.3	42.8	29.4	223.7	(1.6)	(6.3)	398.3
Income from equity investments	–	–	42.0	12.2	–	–	54.2
Other investment income and gain on sale of OCENSA	30.7	1.9	1.7	8.9	343.6	(45.6)	341.2
Interest and preferred share dividends	(33.2)	(18.8)	(14.2)	(47.6)	–	(35.2)	(149.0)
Non-controlling interests	(0.3)	–	(6.7)	(1.7)	–	(0.7)	(9.4)
Income taxes	(16.5)	(9.7)	(20.8)	(61.5)	(7.4)	38.7	(77.2)
Earnings applicable to common shareholders	91.0	16.2	31.4	134.0	334.6	(49.1)	558.1

26	INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	274.4	82.6	69.2	3,536.5	2.7	2.4	3,967.8
Commodity costs	–	–	–	(3,065.5)	–	–	(3,065.5)
Operating and administrative	(109.1)	(21.8)	(19.8)	(131.8)	(3.5)	(4.7)	(290.7)
Depreciation and amortization	(40.3)	(21.0)	(19.1)	(71.9)	(0.2)	(1.7)	(154.2)
	125.0	39.8	30.3	267.3	(1.0)	(4.0)	457.4
Income from equity investments	(0.3)	–	35.1	13.6	11.9	–	60.3
Other investment income	8.0	4.8	19.8	3.3	5.4	12.9	54.2
Interest and preferred share dividends	(24.6)	(15.4)	(15.8)	(51.1)	–	(29.1)	(136.0)
Non-controlling interests	(0.3)	–	(15.0)	(1.6)	–	(0.4)	(17.3)
Income taxes	(31.7)	(11.0)	(23.3)	(77.7)	–	(23.6)	(167.3)
Earnings applicable to common shareholders	76.1	18.2	31.1	153.8	16.3	(44.2)	251.3

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended March 31,
(millions of Canadian dollars)	2009	2008
Liquids Pipelines	760.8	451.0
Gas Pipelines	29.3	65.0
Sponsored Investments	–	10.7
Gas Distribution and Services	60.8	70.3
International and Corporate	(8.4)	7.9
	842.5	604.9

3.  DISPOSITION

On March 17, 2009, the Company sold its investment in OCENSA, a crude oil pipeline in Colombia, for proceeds of $511.8 million (US$402.4 million). Earnings and cash flows from operating activities generated by this investment for the three months ended March 31, 2009 were $6.6 million (2008 – $7.7 million) and are included in the International operating segment.

4.  POST-EMPLOYMENT BENEFITS

The Company has three basic pension plans, which provide either defined benefit or defined contribution pension benefits, or both, to employees of the Company. The Liquids Pipelines and Gas Distribution and Services pension plans provide Company funded defined benefit pension and/or defined contribution benefits to Canadian employees of Enbridge. The Enbridge U.S. pension plan provides Company funded defined benefit pension benefits for U.S. based employees. The Company has four supplemental pension plans which provide pension benefits in excess of the basic plans for certain employees. The Company also provides post-employment benefits other than pensions (OPEB) for qualifying retired employees. Costs related to the period are presented below.

ENBRIDGE INC. FIRST QUARTER REPORT 2009	27

NET PENSION PLAN AND OPEB COSTS

	Three months ended March 31,
(millions of Canadian dollars)	2009	2008
Benefits earned during the period	15.6	13.7
Interest cost on projected benefit obligations	20.4	17.6
Expected return on plan assets	(20.1)	(22.6)
Amortization of unrecognized amounts	5.6	1.9
Amount charged to Enbridge Energy Partners, L.P.	(6.5)	(2.5)
Pension and OPEB Costs	15.0	8.1

The table reflects the pension and OPEB cost for all the Company’s benefit plans on an accrual basis. For the GD&S pension and OPEB plans, offsetting long-term regulatory assets and liabilities have also been recorded for the three months ended March 31, 2009. For the three months ended March 31, 2008, the resulting net pension and OPEB cost was $8.0 million.

5.  COMMITMENTS AND CONTINGENCIES

Commitments

The Company has signed contracts for the purchase of services, pipe and other materials totalling $1,445.7 million. Of this amount, $1,125.8 million is to be used in the construction of several projects including Southern Lights Pipeline, Alberta Clipper Project and Hardisty Terminal.

ENBRIDGE GAS DISTRIBUTION INC.

Bloor Street Incident

The Company had been charged under both the Ontario Technical Standards and Safety Act (TSSA) and the Ontario Occupational Health and Safety Act (OHSA) in connection with an explosion that occurred on Bloor Street West in Toronto in April 2003. In October 2007, all of the TSSA and OHSA charges laid against the Company were dismissed by the Ontario Court of Justice. The decision has been appealed by the Crown to the Ontario Superior Court of Justice. The appeal is scheduled to be heard by the Court during November 2009. The Company does not believe any fines that may be levied will have a material financial impact on the Company.

The Company has also been named as a defendant in a number of civil actions related to the explosion. All significant civil actions have been settled without any material financial impact on the Company. A Coroner’s Inquest in connection with the explosion is also possible.

GST Overpayment

In December 2007, EGD discovered that it had remitted excess GST to the Canada Revenue Agency (CRA). In respect of certain months within the 2003 to 2005 calendar year periods, the amount of such overpayment was approximately $40 million and was included in accounts receivable. In April 2009, the Company received the requested refund of GST overpayments, including interest, from the CRA.

OTHER TAX MATTERS

Enbridge and its subsidiaries maintain tax liabilities related to uncertain tax positions. While fully supportable in the Company’s view, these tax positions, if challenged by tax authorities, may not be fully sustained on review.

28	INTERIM FINANCIAL STATEMENTS

OTHER LITIGATION

The Company and its subsidiaries are subject to various other legal actions and proceedings which arise in the normal course of business. While the final outcome of such actions and proceedings cannot be predicted with certainty, Management believes that the resolution of such actions and proceedings will not have a material impact on the Company’s consolidated financial position or results of operations.

6.  RELATED PARTY TRANSACTIONS

As part of its Southern Lights Project, the Company transferred a newly constructed light sour pipeline to Enbridge Energy Partners (EEP), an equity investee, in exchange for a pipeline referred to as Line 13. This non-monetary transaction has been recorded at the carrying amount and did not have any impact on the consolidated financial statements.

7.  SUBSEQUENT EVENTS

In April 2009, EEP secured two additional credit facilities, a US$200 million facility with external lenders and an additional US$150 million facility with the Company.

In 2007, the Company and its partner in NetThruPut (NTP) entered into an agreement with the TSX Group granting the TSX Group the option to purchase NTP, an internet-based crude oil trading and clearing platform, at a time after March 15, 2009. The TSX Group has exercised their option and the sale closed on May 1, 2009 for a total price of $57.2 million, of which the Company’s share was $32.1 million resulting in a gain of approximately $20 million.

8.  UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The effects of significant differences between Canadian GAAP and U.S. GAAP for the Company are described below.

EARNINGS AND COMPREHENSIVE INCOME

	Three months ended March 31,
(millions of Canadian dollars, except per share amounts)	2009	2008
Earnings under Canadian GAAP Applicable to Common Shareholders	558.1	251.3
Earnings under Canadian GAAP	559.8	253.0
Inventory valuation adjustment, net of tax[3]	(15.7)	–
Earnings applicable to non-controlling interests[1]	9.4	17.3
Earnings under U.S. GAAP	553.5	270.3
Other comprehensive income/(loss) under Canadian GAAP	(10.9)	79.2
Underfunded pension adjustment, net of tax[4]	(26.2)	0.3
Comprehensive income applicable to non-controlling interests[1]	15.2	8.4
Comprehensive income under U.S. GAAP	531.6	358.2
Comprehensive income under U.S. GAAP attributable to non-controlling interests[1]	(24.6)	(25.7)
Comprehensive income under U.S. GAAP attributable to Enbridge Inc.[1]	507.0	332.5
Earnings per Common Share under U.S. GAAP	1.53	0.76
Diluted Earnings per Common Share under U.S. GAAP	1.52	0.75

ENBRIDGE INC. FIRST QUARTER REPORT 2009	29

FINANCIAL POSITION

	March 31, 2009		December 31, 2008
(millions of Canadian dollars)	Canada	U.S.	Canada	U.S.
Assets
Current Assets
Cash and cash equivalents[2],[5]	335.1	562.1	541.7	961.0
Accounts receivable and other[2,5]	2,534.6	3,178.1	2,322.5	3,174.8
Inventory[2,3,5]	480.8	503.4	844.7	911.3
	3,350.5	4,243.6	3,708.9	5,047.1
Property, plant and equipment, net[2,5]	17,588.6	26,368.2	16,156.9	24,505.3
Long-term investments[2,5]	2,345.5	220.5	2,491.8	412.2
Deferred amounts and other assets[2],[4,5,6]	2,321.0	2,241.0	1,318.4	2,079.5
Intangible assets[5]	483.6	594.1	458.0	566.6
Goodwill[5]	391.4	822.0	389.2	807.7
Future income taxes	169.4	169.4	178.2	178.2
	26,650.0	34,658.8	24,701.4	33,596.6
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	312.2	312.2	874.6	874.6
Accounts payable and other[2,5]	2,594.6	3,264.5	2,411.5	3,202.7
Interest payable[5]	125.2	233.4	101.9	143.6
Current maturities of long-term debt	898.2	898.2	533.8	533.8
Current portion of non-recourse debt[2,5]	186.3	511.9	184.7	706.0
	4,116.5	5,220.2	4,106.5	5,460.7
Long-term debt[6]	9,866.0	9,969.8	10,154.9	10,256.9
Non-recourse long-term debt[2,5]	1,470.6	5,620.5	1,474.0	5,447.5
Other long-term liabilities[2,4,5]	1,199.4	1,340.1	259.0	398.6
Future income taxes[2,3,4]	2,092.9	1,989.1	1,290.8	2,014.2
Non-controlling interests[1]	816.8	–	797.4	–
	19,562.2	24,139.7	18,082.6	23,577.9
Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0	125.0	125.0
Common shares	3,238.4	3,238.4	3,194.0	3,194.0
Contributed surplus	49.2	–	37.9	–
Retained earnings[3]	3,807.6	3,759.0	3,383.4	3,350.5
Additional paid in capital	–	93.1	–	81.7
Accumulated other comprehensive income/(loss)[4]	21.9	(109.2)	32.8	(72.0)
Reciprocal shareholding	(154.3)	(154.3)	(154.3)	(154.3)
	7,087.8	6,952.0	6,618.8	6,524.9
Total Enbridge Inc. Shareholders’ Equity	26,650.0	31,091.7	24,701.4	30,102.8
Non-Controlling Interests[1]	–	3,567.1	–	3,493.8
	26,650.0	34,658.8	24,701.4	33,596.6

30	INTERIM FINANCIAL STATEMENTS

1.	Accounting for Non-Controlling Interests
On December 4, 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statements. The Statement requires that non-controlling interests in subsidiaries is reported as equity on the Statement of Financial Position and requires that Comprehensive income attributable to non-controlling interests is disclosed. The standard impacts presentation only and does not impact the recognition or measurement of amounts related to non-controlling interests. The Company adopted this standard on January 1, 2009.
Included in Comprehensive Income for the three months ended March 31, 2009 are earnings of $9.4 million (2008 – $17.3 million), a currency translation adjustment of $14.2 million (2008 – $13.7 million) and an after-tax change in unrealized gain on net investment hedges of $1.0 million (2008 – unrealized loss of $5.3 million) attributable to non-controlling interests.
2.	Accounting for Joint Ventures
U.S. GAAP requires the Company’s investments in joint ventures to be accounted for using the equity method. However, under an accommodation of the U.S. Securities and Exchange Commission, accounting for jointly controlled investments need not be reconciled from Canadian to U.S. GAAP if the joint venture is jointly controlled by all parties having an equity interest in the entity. Joint ventures in which all owners do not share joint control are reconciled to U.S. GAAP. The different accounting treatment affects only display and classification and not earnings or shareholders’ equity.
3.	Commodity Inventories Valuation
For Canadian GAAP commodities inventories are recorded at fair value. U.S. GAAP requires that commodity inventories be recorded at the lower of cost or market. Lower of cost or market adjustments resulted in a $25.7 million decrease to inventory, a $10.0 million decrease to the future income tax liability and a $15.7 million decrease to earnings.
4.	Pension Funding Status
FAS 158, Employers’ Accounting for Defined Pension and Other Postretirement Plans, requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan or OPEB as an asset or liability and to recognize changes in the funded status in the period in which they occur through comprehensive income. FAS 158 adjustments resulted in an increase in the net liability of $198.3 million (December 31, 2008 – $158.7 million) for the underfunded status of the plans, a decrease in deferred tax liability of $67.2 million (December 31, 2008 – $53.8 million) and an increase in accumulated other comprehensive loss of $131.1 million (December 31, 2008 – $104.9 million).
The Company estimates that approximately $1.1 million related to pension and OPEB plans at March 31, 2009 will be reclassified into earnings during the next 12 months.
5.	Consolidation of a Limited Partnership
As a result of adopting EITF 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights, the Company is consolidating its 27.0% interest in Enbridge Energy Partners (EEP) for U.S. GAAP purposes, resulting in an increase to both assets and liabilities of $8,208.5 million (December 31, 2008 – $8,248.2 million) and no changes to equity or earnings.
6.	Future Income Taxes
Under U.S. GAAP, deferred income tax liabilities are recorded for rate-regulated operations, which follow the taxes payable method for ratemaking purposes. As these deferred income taxes are expected to be recoverable in future revenues, a corresponding regulatory asset is also recorded. These assets and liabilities are adjusted to reflect changes in enacted income tax rates. At December 31, 2008, a deferred tax liability of $803.3 million is recorded for U.S. GAAP purposes and reflects the difference between the carrying value and the tax basis of property, plant and equipment. Effective January 1, 2009, regulated companies following the taxes payable method are required to record this additional tax liability under Canadian GAAP.

ENBRIDGE INC. FIRST QUARTER REPORT 2009	31